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                                 A Message to
                            Brunswick Technologies'
                            Employees and Neighbors


                              [CertainTeed Logo]

As a committed investor in Brunswick Technologies, Inc. since 1993, we are familiar with BTI, its employees, and the community in which the Company is headquartered.

We would like you to know why we are convinced that the combination of BTI with CertainTeed makes good sense, not only for BTI's shareholders, but for its employees and Maine.

                     This combination is all about growth.

For BTI employees, the BTI/CertainTeed combination offers more opportunities in an organization with far greater scale and resources. BTI employees will benefit from becoming a member of a well managed and diversified company, committed to growth and better able to withstand the ups and downs of the global economy.

BTI has skilled employees, cutting-edge technology, and top-quality products. Yet its performance has not measured up to its potential in recent years. We believe that, working together, we can dramatically improve BTI's performance - good news for BTI employees and the Maine economy.


                  Together with CertainTeed and Saint-Gobain,
                  BTI will be an even more dynamic neighbor.


The close association of a fiber glass producer and a technical fabrics manufacturer will optimize and accelerate the development of new products and new product applications. And because CertainTeed's parent company, Saint-Gobain, has a strong fiber glass reinforcements business all over the world, BTI's products will have efficient access to new markets.

Saint-Gobain is a world-respected company, responsible for 30,000 jobs in its U.S. companies alone. Saint-Gobain has a track record of investing in its corporate partners for the long haul and keeping them local.

        We are committed to maintaining BTI's operations in Brunswick.

We are a dependable business partner with a long history of community involvement. Through our CertainTeed Foundation, we make direct contributions to the communities in which we operate and we match employees' gifts to their favorite charitable and educational organizations. We look forward to continuing these practices in Maine.

We welcome the opportunity to sit down with BTI's management to discuss this transaction in order to ensure that we retain BTI's most valuable resource - its employees.